SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G /A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2
(Amendment No. 1)*

La Jolla Pharmaceutical Company
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

503459307
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)

☒           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 Pages

CUSIP No. 503459307		13G /A	Page 2 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,839,023
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,839,023
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,839,023
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%
12	TYPE OF REPORTING PERSON PN

Page 2 of 8 Pages

CUSIP No. 503459307		13G/A	Page 3 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TANG CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,839,023
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,839,023
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,839,023
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.3%
12	TYPE OF REPORTING PERSON OO

Page 3 of 8 Pages

CUSIP No. 503459307		13G/A	Page 4 of 8 Pages
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) KEVIN C. TANG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 9,470,247
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 9,470,247
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,470,247
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.9%
12	TYPE OF REPORTING PERSON IN

Page 4 of 8 Pages

Item 1(a).	Name of Issuer: La Jolla Pharmaceutical Company, a Delaware corporation (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices: 4365 Executive Drive, Suite 300, San Diego, CA 92121

Item 2(a).
Name of Person Filing:

This Statement on Schedule 13G/A (this “Statement”) is filed by Tang Capital Partners, LP (“Tang Capital Partners”); Tang Capital Management, LLC, the general partner of Tang Capital Partners (“Tang Capital Management”); and Kevin C. Tang, the manager of Tang Capital Management.

Item 2(b).	Address of Principal Business Office or, if none, Residence: 4401 Eastgate Mall, San Diego, CA 92121

Item 2(c).	Citizenship: Tang Capital Partners is a Delaware limited partnership. Tang Capital Management is a Delaware limited liability company. Mr. Tang is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 503459307

Item 3.	Not applicable.

Item 4.	Ownership.

(a)	Amount Beneficially Owned:

Tang Capital Partners.  Tang Capital Partners is the beneficial owner of 8,839,023  shares of Common Stock, which is comprised of 8,837,137 shares of Common Stock, 2,311.25 shares of the Company’s Series C-1 Convertible Preferred Stock, par value $0.01 per share (the “Series C-1 Preferred”), warrants to purchase 2,100 shares of the Company’s Series D-1 Convertible Preferred Stock, par value $0.01 per share (the “Series D-1 Preferred”) and warrants to purchase 4,200 units, where each unit consists of A) one share of the Company’s Series C-2 Convertible Preferred Stock, par value $0.01 per share (“Series C-2 Preferred”), and B) a warrant to purchase one share of the Company’s Series D-2 Convertible Preferred Stock, par value $0.01 per share (“Series D-2 Preferred”).

The Series C-1 Preferred, Series D-1 Preferred, Series C-2 Preferred and Series D-2 Preferred can only be converted to the extent that, after such conversion, the holder would beneficially own no more than 9.999% of the Issuer’s Common Stock.

Tang Capital Partners shares voting and dispositive power over such shares, preferred stock and warrants with Tang Capital Management and Kevin C. Tang.

Page 5 of 8 Pages

Tang Capital Management. Tang Capital Management, as the general partner of Tang Capital Partners, may be deemed to beneficially own the 8,839,023 shares held or acquirable by Tang Capital Partners and the preferred stock and warrants owned by Tang Capital Partners. Tang Capital Management shares voting and dispositive power over such shares, preferred stock and warrants with Tang Capital Partners and Kevin C. Tang.

Kevin C. Tang.  Kevin C. Tang may be deemed to beneficially own 9,470,247 shares of the Issuer’s Common Stock, comprising:

8,839,023 shares held or acquirable by Tang Capital Partners and the preferred stock and warrants owned by Tang Capital Partners, and

631,224 additional shares over which Mr. Tang has separate voting and/or dispositive power, which is comprised of 631,224 shares of Common Stock, 161.25 shares of the Company’s Series C-1 Preferred, warrants to purchase 150 shares of the Company’s Series D-1 Preferred and warrants to purchase 300 units, where each unit consists of A) one share of the Company’s Series C-2 Preferred, and B) a warrant to purchase one share of the Company’s Series D-2 Preferred.

Mr. Tang disclaims beneficial ownership of all shares reported herein except to the extent of his pecuniary interest therein.

The percentages used herein are based upon 94,711,945 shares of Common Stock outstanding (94,710,059 shares outstanding as of November 8, 2010 per the Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on November 12, 2010, plus 1,886 shares of Common Stock issuable upon conversion of preferred stock).

(b)	Percent of Class:

	Tang Capital Partners	9.3%
	Tang Capital Management	9.3%
	Kevin C. Tang	9.9%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

	Tang Capital Partners	0 shares
	Tang Capital Management	0 shares
	Kevin C. Tang	0 shares

(ii)	shared power to vote or to direct the vote:

	Tang Capital Partners	8,839,023 shares
	Tang Capital Management	8,839,023 shares
	Kevin C. Tang	9,470,247 shares

(iii)	sole power to dispose or to direct the disposition of:

	Tang Capital Partners	0 shares
	Tang Capital Management	0 shares
	Kevin C. Tang	0 shares

(iv)	shared power to dispose or to direct the disposition of:

	Tang Capital Partners	8,839,023 shares
	Tang Capital Management	8,839,023 shares
	Kevin C. Tang	9,470,247 shares

Page 6 of 8 Pages

Item 5.
Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2011

TANG CAPITAL PARTNERS, LP

By:	Tang Capital Management, LLC, its General Partner

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

TANG CAPITAL MANAGEMENT, LLC

By:	/s/ Kevin C. Tang
Kevin C. Tang, Manager

/s/ Kevin C. Tang
Kevin C. Tang

Page 8 of 8 Pages